Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED FEBRUARY 29, 2024

The following Management’s Discussion and Analysis (“MD&A”) provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three-month period ended February 29, 2024, compared to the three-month period ended February 28, 2023. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated April 8, 2024, was approved by our Audit Committee on April 9, 2024, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at February 29, 2024 (“Interim Financial Statements”), as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2023.

Except as otherwise indicated, the financial information contained in this MD&A and in our Interim Financial Statements has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s functional and presentation currency is the United States dollar (“USD”). All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD, unless otherwise noted.

In this MD&A, the use of EGRIFTA® and EGRIFTA SV® (tesamorelin for injection) refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and the use of Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients. EGRIFTA® and EGRIFTA SV® are registered trademarks of Theratechnologies and Trogarzo® is a registered trademark of TaiMed Biologics Inc. (“TaiMed”) under exclusive license to us for use in the United States of America and Canada.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results,

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec H3A 1T8

levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about: our revenue guidance and Adjusted EBITDA guidance for Fiscal 2024; our expectations regarding the commercialization of EGRIFTA SV® and Trogarzo®; our ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States and to meet our financial guidance; our capacity to meet supply and demand for our products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States; the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements; our success in continuing to seek and in maintaining reimbursement for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the pricing and reimbursement conditions of other competing drugs or therapies that are or may become available; our ability to protect and maintain our intellectual property rights in tesamorelin; our capacity to meet the undertakings, covenants and obligations contained in the Marathon Credit Agreement (as defined below) and not be in default thereunder; our expectation regarding the refiling of a dossier for the F8 formulation of tesamorelin by the end of the first half of calendar year 2024; our capacity to find a partner to conduct a Phase 2b/3 clinical trial using tesamorelin for the treatment of NASH in the general population; our capacity to enroll patients for the conduct of our Phase 1 clinical trial in ovarian cancer using sudocetaxel zendusortide; our capacity to find a partner to pursue the development of TH1902 and our SORT1+ TechnologyTM platform; our capacity to control expenses to achieve a positive adjusted EBITDA to meet our guidance for Fiscal 2024; our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and our estimates regarding our capital requirements.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that: sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time; our expenses will remain under control; our commercial practices in the United States will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in the United States; continuous supply of EGRIFTA SV® and Trogarzo® will be available to meet market demand on a timely basis; our relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free; the level of product returns and the value of chargebacks and rebates will not exceed our estimates in relation thereto; no biosimilar version of tesamorelin will be approved by the FDA; no vaccine or cure will be found for the prevention or eradication of HIV; we will not default under the terms and conditions of the Marathon Credit Agreement, including meeting the minimum liquidity and Marathon Adjusted EBITDA (as defined below) target covenants therein; the interest rate on the amount borrowed under the Marathon Credit Agreement will not materially vary upwards; the Corporation will continue as a going concern; we will be able to enroll patients to complete the conduct of our Phase 1 clinical trial in ovarian cancer using sudocetaxel zendusortide; we will find a partner to

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

conduct a Phase 2b/3 clinical trial studying tesamorelin for the treatment of NASH in the general population; we will be able to answer satisfactorily the questions raised by the FDA in their CRL (as defined below) and to resubmit a dossier seeking the approval of the F8 formulation of tesamorelin we will find a partner to pursue the development of TH1902 and our SORT1+ TechnologyTM platform; the timelines set forth herein will not be materially adversely impacted by unforeseen events that could arise subsequent to the date of this MD&A; our business plan will not be substantially modified; and no international event, such as a pandemic or worldwide war, will occur and adversely affect global trade.

Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States; the Company’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; events that could disrupt the Company’s ability to successfully meet the timelines set forth herein; the discovery of a cure for HIV; the Company’s failure to meet the terms and conditions set forth in the Marathon Credit Agreement resulting in an event of default and entitling the lender to increase the interest rate by 300 basis points over the current rate and foreclosing on all of our assets; our inability to satisfactorily answer the questions raised by the FDA in the CRL leading to our decision to no longer pursue the approval of the F8 formulation of tesamorelin; the inability of the Company to enter into a partnership agreement with a third party for its NASH program or for its oncology program; the occurrence of events changing the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and its capital requirements.

We refer current and potential investors to the “Risk Factors” section of our Form 20-F dated February 21, 2024, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

NON-IFRS AND NON-US GAAP MEASURE

The information presented in this MD&A includes a measure that is not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Corporation as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based compensation from stock options, certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Corporation believes that this measure can be a useful indicator of its operational performance from one period to another. The Corporation uses this non-IFRS measure to make financial, strategic and operating decisions. “Adjusted EBITDA” is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. A quantitative reconciliation of Adjusted EBITDA is presented under the heading “Reconciliation of Adjusted EBITDA” in this MD&A.

The calculation of the “Adjusted EBITDA” in this MD&A is different from the calculation of the adjusted EBITDA (the “Marathon Adjusted EBITDA”) under the credit agreement entered into with affiliates of Marathon in July 2022, as amended from time to time, (the “Marathon Credit Agreement”) for the purpose of complying with the covenants therein.

BUSINESS OVERVIEW

We are a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

Our business strategy is to grow revenues and to achieve a positive Adjusted EBITDA from the sale of our existing and potential future assets in North America and to develop a portfolio of complementary products, compatible with our expertise in drug development and our commercialization know-how.

OUR MEDICINES

We currently have two approved products: EGRIFTA SV® and Trogarzo® in the United States.

EGRIFTA SV® (tesamorelin for injection) is a new formulation of EGRIFTA® which was originally approved by the FDA in November 2010 and was launched in the United States in January 2011. EGRIFTA SV® was approved by the FDA in November 2018, was launched in 2019, and has now replaced EGRIFTA® in such country. EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration. EGRIFTA SV® is currently the only approved therapy in the United States and is indicated for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy. We have been commercializing this product in the United States since May 1st, 2014.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Trogarzo® (ibalizumab-uiyk) injection was approved by the FDA in March 2018 and, in combination with other antiretroviral(s) (“ARV”), is indicated for the treatment of human immunodeficient virus type 1(“HIV-1”) infection in heavily treatment-experienced adults with multidrug resistant (“MDR”) HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was made commercially available in the United States in April 2018 and was the first HIV treatment approved with a new mechanism of action in more than 10 years. The treatment is administered every two weeks. It is a long-acting ARV therapy that can lead to an undetectable viral load in combination with other ARVs.

Trogarzo® was also approved by the European Medicines Agency (“EMA”) in September 2019 and is no longer under licence to us in Europe further to our decision to terminate and return to TaiMed our commercialization rights to this product in April 2022. The EMA has since withdrawn the marketing approval of Trogarzo® in Europe.

On October 3, 2022, the FDA approved a 30-second Intravenous (“IV”) Push method of administration for Trogarzo®. In December 2023, the FDA approved the Company’s Labelling Prior Approval Supplement to include a 2000-mg intravenous (IV) Push loading dose for Trogarzo®. IV Push is a method by which the undiluted medication is “pushed” by syringe for faster administration into the body’s circulation and is designed to make Trogarzo® administration easier and more convenient for people with HIV and their health care providers.

OUR PIPELINE

Theratechnologies has established a promising pipeline of investigational medicines in areas of high unmet need, including innovative medicines in oncology and NASH. The Company’s research & development activities also works on extending the lifecycle of its approved medicines, EGRIFTA SV® and Trogarzo® in HIV.

Lifecycle Management of Tesamorelin in Lipodystrophy

F8 Formulation

On September 25, 2023, the Corporation announced the filing of a sBLA with the FDA seeking the approval of a new formulation of tesamorelin for use in lipodystrophy (the “F8 Formulation”). On January 23, 2024, the Company received a complete response letter (“CRL”) from the FDA. The questions outlined in the CRL are largely related to chemistry, manufacturing and controls concerning the microbiology, assays, impurities and stability for both the lyophilized product and the final reconstituted drug product. In addition, the FDA requested further information to understand the potential impact of the proposed formulation on immunogenicity risk. The Company held a type A meeting with the FDA several weeks ago to further discuss the contents of the CRL and received important feedback on the file. Theratechnologies is now awaiting the FDA’s minutes of the meeting and remains on track to resubmit the file and receive a decision from the FDA before the end of calendar year 2024.

The F8 Formulation is eight times more concentrated than EGRIFTA® and two times more concentrated than the current F4 formulation sold under the trade name EGRIFTA SV®. The Company plans to withdraw EGRIFTA SV® from the market if and when the F8 Formulation is approved by the FDA. The F8 Formulation can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration than EGRIFTA SV®. The F8 Formulation has the distinct advantage of requiring a single reconstitution per seven days of daily therapy.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Once approved, the F8 Formulation could be used in our proposed Phase 2b/3 clinical trial studying tesamorelin for the treatment of NASH in the general population.

Lifecycle Management of Trogarzo® in MDR HIV-1

Intramuscular Method of Administration of Ibalizumab

On October 13, 2023, the Company announced results from a study evaluating the intramuscular (“IM”) method of administration of Trogarzo®. The TMB-302 study, conducted in partnership with TaiMed, enrolled 21 subjects (7 HIV-positive and 14 HIV-negative) to assess the pharmacokinetics, efficacy, and safety of IM administration of Trogarzo® as compared to IV infusion. Mean Trogarzo® trough concentrations were greater than 15 µg/mL, suggesting that IM injection was sufficient at maintaining the drug trough concentration above the therapeutic level of 0.3 µg/mL. The mean trough concentrations were comparable between IV infusion and IM injection in HIV-positive subjects. However, the primary endpoint measuring a 90% confidence interval of the ratio of IM injection to IV infusion (0.69, 1.08) did not meet the equivalence limits (0.8, 1.25). Viral suppression, a key secondary clinical endpoint, was maintained in all HIV-positive subjects throughout the IM phase and the overall study.

Each study subject received IM maintenance doses for eight weeks of treatment and a total of 152 IM injections were administered, which were well tolerated. One subject reported injection-site pruritus (itching) at a single time point, and no subjects reported injection-site pain when Trogarzo® was administered intramuscularly.

On January 2, 2024, we announced the filing of a sBLA with the FDA seeking the approval of the IM method of administration. On February 27, 2024, the Company received a Refusal to File Letter for the Trogarzo® IM method of administration sBLA from the FDA. The Refuse to File Letter indicates that it would require the conduct of a new study to pursue the registration of the IM method of administration, and we have decided to deprioritize this project for the foreseeable future.

Sudocetaxel Zendusortide

Phase 1 Clinical Trial

After pausing the Phase 1 clinical trial in December 2022, we announced, on June 2, 2023, the FDA’s agreement to our amended Phase 1 clinical trial protocol for sudocetaxel zendusortide following the submission of such amended protocol. The amended protocol is designed to improve the therapeutic window of sudocetaxel zendusortide and extend its duration of therapy. The amended protocol includes a change in the frequency of administration to weekly dosing and a narrowing of the patient population to focus on those with high-grade serous ovarian cancer, including high-grade peritoneal or fallopian tube cancer, or high-grade endometrioid cancer—a population in which preliminary efficacy has been observed thus far. Patient selection has also been refined to focus on those who are less heavily pretreated, with no more than one taxane failure and a maximum of eight prior cancer treatment regimens.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

The amended study is a modified 6+6 design with two different dosing regimens that are within the efficacious range for sudocetaxel zendusortide: 1.75 mg/kg on days 1, 8, and 15 of a 28-day cycle (similar to 210 mg/m2 every 3 weeks) and 2.5 mg/kg on the same schedule (similar to 300 mg/m2 every 3 weeks). A minimum of six patients will be enrolled at the 1.75 mg/kg dose followed by an observational period of three months to assess DLT. If deemed safe (0 or 1 DLT), the trial will enroll an additional six patients at the 2.5 mg/kg dose. Following a second three-month observational period, four more patients will be enrolled at the higher dose, for a total of 16 patients in Part 3 of the trial. The amended protocol also includes an option for a basket expansion stage that would comprise patients with selected, difficult-to-treat tumor types in which sudocetaxel zendusortide has shown activity.

On February 15, 2024, the Company announced the completion of enrollment of the first six participants in Part 3 of its Phase 1 clinical trial of sudocetaxel zendusortide in patients with advanced ovarian cancer, and on March 21, 2024, we announced that we were moving to the next dose level in Part 3 of its Phase 1 clinical trial of sudocetaxel zendusortide in patients with advanced ovarian cancer. The study’s Medical Review Committee (MRC) has deemed the dose level in the first cohort of patients safe and has approved initiation of the next cohort with an increased dose, in accordance with the updated dose optimization protocol. Study centers are now actively recruiting patients for the second cohort, with one patient already enrolled and treated with the higher dose.

Consistent with the Company’s objective of generating a positive Adjusted EBITDA on a quarterly basis, any new investments in sudocetaxel zendusortide will be stage-gated. Theratechnologies is currently reaching out to pharmaceutical companies to partner the development of sudocetaxel zendusortide once the Phase 1 clinical trial will have been completed.

For the fiscal year ended November 30, 2024 (“Fiscal 2024”), the Company has budgeted $4,800,000 to be allotted to the Phase 1 clinical trial and to other research and development activities related to its SORT1+Technology™ platform. Of this amount, $2,500,000 will be allocated to the Phase 1 clinical trial, $1,695,000 to laboratory work and employee salaries, and the remainder ($605,000) will be allocated to pharmaceutical development and other external expenses. In the first quarter ended February 29, 2024, the Company spent $389,000 on the Phase 1 clinical trial, $334,000 on laboratory work and employee salaries, and $113,000 on pharmaceutical development and other external expenses.

On March 22, 2024, the Company announced that it will phase down its preclinical oncology research activities. The Company will continue to prioritize its ongoing Phase 1 clinical trial of sudocetaxel zendusortide, in patients with advanced ovarian cancer. The phasing down of research activities is aligned with the Company’s focus on its commercial business and will further optimize its organizational cost structure, pursuant to the goal of generating positive Adjusted EBITDA. These changes are expected to result in a restructuring charge of approximately $600,000 in charges related to severance and other expenses and approximately $800,000 in accelerated depreciation on equipment. The Company anticipates all charges to be fully taken during 2024.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Tesamorelin for NASH in the General Population

On September 10, 2020, we announced our intent to study tesamorelin for the potential treatment of NASH in the general population using the F8 Formulation. In November 2020, we filed an Investigational New Drug Application (“IND”) with the FDA for a Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH and we received a “Study May Proceed” letter for such Phase 3 clinical trial from the FDA in December 2020. The letter contained a recommendation that the Corporation requests a meeting to discuss the questions and comments contained in such letter to address certain aspects of the proposed trial design to ensure alignment with the agency’s expectations with NASH trials. The Corporation followed up on the FDA’s recommendation and requested a meeting with the agency.

In July 2021, after completion of our discussions with both the FDA and the EMA, we announced that the final Phase 3 clinical trial design would result in higher costs than what we had expected and, as a result, we were assessing our options to best execute this program, including seeking a potential partner.

Currently, we are not planning on initiating this trial, unless we can find additional resources, including a partner. We continue to pursue potential NASH partners in the marketplace. We continue to maintain that the further development of tesamorelin allows the Corporation to keep its positioning as one of the few options for drug developers to immediately partner with a company in order to launch a Phase 2b/3 NASH clinical trial.

Recent Highlights:

Sudocetaxel Zendusortide (TH1902) and SORT1+ Technology™

On February 15, 2024, the Company announced the completion of enrollment of the first six participants in Part 3 of its Phase 1 clinical trial of sudocetaxel zendusortide in patients with advanced ovarian cancer, and on March 21, 2024, we announced that we were moving to the next dose level in Part 3 of its Phase 1 clinical trial of sudocetaxel zendusortide in patients with advanced ovarian cancer. The study’s Medical Review Committee (MRC) has deemed the dose level in the first cohort of patients safe and has approved initiation of the next cohort with an increased dose, in accordance with the updated dose optimization protocol. Study centers are now actively recruiting patients for the second cohort, with one patient already enrolled and treated with the higher dose.

On March 22, 2024, the Company announced that it will phase down its preclinical oncology research activities. The Company will continue to prioritize its ongoing Phase 1 clinical trial of sudocetaxel zendusortide, in patients with advanced ovarian cancer. The phasing down of research activities is aligned with the Company’s focus on its commercial business and will further optimize its organizational cost structure, pursuant to the goal of generating positive Adjusted EBITDA. These changes are expected to result in a restructuring charge of approximately $600,000 in cash charges related to severance and other expenses and approximately $800,000 in non-cash charges. The Company anticipates all charges to be fully taken during 2024.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Appointment of new members to the Board of Directors

On March 21, 2024, the Company announced the appointment of Jordan Zwick, Chief Business Officer at Mirador Therapeutics Inc., to its Board of Directors and as a member of the Company’s Audit Committee.

On April 5, 2024, the Company announced the appointment of Elina Tea, CFA, Chief Financial Officer at GLS North America, to its Board of Directors, as the designated candidate to Investissement Québec (“IQ”) pursuant to the investor rights agreement entered into between Theratechnologies and IQ in October, 2023. Ms. Tea has also been appointed to the Company’s Audit Committee.

With the appointments of Jordan Zwick and Elina Tea, the Company’s Audit Committee will now comprise four independent members including Gerald Lacoste and Frank Holler as Chair.

American Association for Cancer Research (“AACR”)

On March 28, 2024, Theratechnologies announced that two posters would be presented at the American Association for Cancer Research (AACR) Annual Meeting 2024, demonstrating the potential of its SORT1+ Technology™ platform – including novel camptothecin-peptide conjugates and its lead investigational peptide drug conjugate (PDC) candidate, sudocetaxel zendusortide (TH1902), as anticancer treatments.

These preclinical presentations reinforce existing data for sudocetaxel zendusortide to activate anti-PD-L1 immunotherapy tumor cell killing in SORT+1 cancers and provide the first evidence for novel camptothecin-peptide conjugates in the treatment of SORT1+ colorectal cancers.

January 2021 Offering – Use of Proceeds

The following table shows the estimated use of proceeds of the unit offering completed in January 2021, compared with the actual use of proceeds as at February 29, 2024:

In millions	Estimated Use of Proceeds	Actual Use of Proceeds	Variance
Nash Phase 3 clinical trial	$30.5	$2.8	$(27.7)
Oncology R&D	$7.0	$10.5	$3.5
Commercial and marketing activities	$3.5	—	$(3.5)
Other	$1.5	$13.8	$12.3
Net Proceeds	$42.5	$27.1	$(15.4)

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

As at February 29, 2024, approximately $2,828,000 had been used in connection with the NASH Phase 3 clinical trial. The amount spent on this program to date allowed the Corporation to advance the negotiation of the trial design for the conduct of a Phase 2b/3 clinical trial. We are unable to assess the amounts required to finalize the Phase 2b/3 clinical trial with the FDA since we have voluntarily decided not to respond to the last questions received in February 2022 in order to address these with any potential partner we may find to optimize the design, if deemed relevant. The Corporation expects that the recruitment and dosing of the first 350 patients would cost approximately $50,000,000. Subject to the quality of the data obtained from the treatment of the first 350 patients, the Corporation estimates that an amount in excess of $100,000,000 will be necessary to complete the Phase 2b/3 and Phase 3 clinical trial. As previously stated, we will seek a partner before initiating any additional spending on the NASH program.

As at February 29, 2024, approximately $10,490,000 had been used in connection with research and development activities in oncology. For Fiscal 2024, the Company has budgeted $4,800,000 to be allotted to the Phase 1 clinical trial evaluating sudocetaxel zendusortide and for other research and development activities related to its SORT1+Technology™ platform. Of this amount, $2,500,000 will be allocated to the Phase 1 clinical trial, $1,695,000 to laboratory work and employee salaries, and the remainder ($605,000) will be allocated to pharmaceutical development and other external expenses.

In the first quarter ended February 29, 2024, the Company spent $389,000 on the Phase 1 clinical trial, $334,000 on laboratory work and employee salaries, and $113,000 on pharmaceutical development and other external expenses.

Finally, the Corporation has not implemented new initiatives in terms of commercial and marketing activities, such that the funds earmarked for such use were added to its working capital. The variance between the amount reserved and the amount used as at February 29, 2024, represents funds held in cash pending their planned allocation as costs are incurred.

October 2023 Offering – Use of Proceeds

The following table shows the estimated use of proceeds of the unit offering completed in October 2023, compared with the actual use of proceeds as at February 29, 2024:

In millions	Estimated Use of Proceeds	Actual Use of Proceeds	Variance
Funding of working capital	$19.1	—	$(19.1)
General and administrative expenses	$2.0	—	$(2.0)
Commercialization expenses	$2.0	—	$(2.0)
Net Proceeds	$23.1	—	$(23.1)

As at February 29, 2024, the Company has not used any of the proceeds from the October 2023 Offering.

2024 Revenue and Adjusted EBITDA Guidance

Our anticipated FY2024 revenue guidance range is confirmed between $87 million and $90 million, or growth of the commercial portfolio in the range of 6.4% and 10.0%, as compared to the 2023 fiscal year results. We anticipate Adjusted EBITDA, a non-IFRS measure, to be between $13 and $15 million for fiscal 2024.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

First-Quarter 2024 Revenues

(in thousands of U.S. dollars)

	Three Months Ended		Change
	February 29, 2024	February 28, 2023
EGRIFTA SV® net sales	9,586	12,711	(24.6%)
Trogarzo® net sales	6,661	7,197	(7.4%)
Revenue	16,247	19,908	(18.4%)

First Quarter Fiscal 2024 Financial Results

Revenue

Consolidated revenue for the three months ended February 29, 2024, amounted to $16,247,000 compared to $19,908,000 for the same period last year, representing a decrease of 18.4%.

For the first quarter of Fiscal 2024, sales of EGRIFTA SV® reached $9,586,000 compared to $12,711,000 in the first quarter of the prior year, representing a decrease of 24.6%. Lower sales of EGRIFTA SV® were mostly the result of lower unit sales due to unusual loading of inventories which occurred in the first quarter of 2023 (mostly in December 2022 and January 2023). EGRIFTA SV® sales in the first quarter of our fiscal year are usually weaker than in the fourth quarter because of usual end-of-year loading by pharmacies in anticipation of annual price increases, as well as changes in insurance coverage by patients and co-pay resets that occur in the beginning of the year. EGRIFTA SV® sales were also impacted by larger government rebates and returns in the first quarter of fiscal 2024.

In the first quarter of Fiscal 2024, Trogarzo® sales amounted to $6,661,000 compared to $7,197,000 for the same quarter of 2023, representing a decrease of 7.4%. Trogarzo® unit sales in the first quarter of 2024 were down mostly as a result of the inventory loading at specialty pharmacies that occurred in the first quarter of 2023.

Cost of Sales

For the three-month period ended February 29, 2024, cost of sales was $5,284,000 compared to $4,693,000 in the comparable period of Fiscal 2023. In 2024, cost of sales was affected by a $837,000 provision related to the manufacturing of a batch of F8 formulation of tesamorelin, as the F8 Formulation was not yet approved by the FDA for commercialization. Excluding the provision taken in 2024, cost of goods sold was relatively stable for Trogarzo, but was affected for EGRIFTA SV® by slightly higher production related costs.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

R&D Expenses

R&D expenses in the three-month period ended February 29, 2024 amounted to $3,752,000 compared to $9,356,000 in the comparable period of Fiscal 2023, a decrease of 60%. The decrease during the first quarter of Fiscal 2024 was largely due to lower spending on life-cycle management projects as well as lower activity in our oncology program. R&D expenses in 2023 also included expenses related to the production of the validation batches of BWFI ($536,000) and expenses related to the production of clinical batches of TH1902 ($838,000). No such expenses were recorded in 2024.

Selling Expenses

Selling expenses in the three-month period ended February 29, 2024, amounted to $5,701,000 compared to $6,814,000 in the comparable period of Fiscal 2023 or a 16.3% decrease. Lower selling expenses are related to the management of expenses in alignment with our goal of reaching and maintaining positive adjusted EBITDA on a yearly basis.

General and Administrative Expenses

General and administrative expenses in the first quarter of Fiscal 2024 amounted to $3,756,000, compared to $4,452,000 reported in the same period of Fiscal 2023, representing a decrease of 15.6%. The decrease is a result of lower overall spending across the Company, which results in the lower level of administrative support required.

Net Finance Costs

Net finance costs for the three-month period ended February 29, 2024, were $2,125,000 compared to $4,940,000 in the same period last year. The decrease in net finance cost is mostly due to the loss on debt modification, in 2023, of $2,650,000 related to the issuance of the Marathon Warrants issued in connection to the amendments to the Credit Agreement. Interest expense was $2,274,000, higher than $1,784,000 in 2023, mostly related to the higher interest rate and higher outstanding balance on the Marathon Credit Facility.

Adjusted EBITDA

Adjusted EBITDA was $(247,000) for the first quarter of fiscal 2024 compared to $(3,892,000) for the same period of 2023. The improvement is mainly due to the realignment of expenses with our focus on our commercial operations, and our goal of being adjusted EBITDA positive on a yearly basis. Adjusted EBITDA in the first quarter of 2023 was negatively affected by certain production costs, namely an expense related to the production of the validation batches of BWFI of $536,000, and $838,000 in expenses related to production batches of TH1902. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $4,481,000, or $0.10 per share, in the first quarter of Fiscal 2024, a marked improvement from the loss of $10,443,000, or $0.43 per share, recorded in the first quarter of Fiscal 2023.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Financial Position, Liquidity and Capital Resources

Going Concern Uncertainty

As part of the preparation of these Interim Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from February 29, 2024. If the Company concludes that events or conditions cast substantial doubt on its ability to continue as a going concern, it must assess whether the plans developed to mitigate these events or conditions will remove any possible substantial doubt.

For the three-month ended February 29, 2024, the Company incurred a net loss of $4,481,000 (2023-$10,443,000) and had positive cash flows from operating activities of $1,421,000 (2023- $2,361,000). As at February 29, 2024, cash amounted to $32,240,000 and bonds and money market funds amounted to $6,213,000.

The Company’s Loan Facility contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to Note 6 of the Interim Financial Statements). A breach of the liquidity covenant (a “Liquidity Breach”) provides the lender with the ability to demand immediate repayment of the Loan Facility and makes available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements, and may trigger an increase of 300 basis points of the interest rate on the outstanding loan balance. During Fiscal 2023, the Company incurred a Liquidity Breach and entered into several amendments to the Marathon Credit Agreement to amend certain of the terms and conditions therein (see note 6 of the Interim Financial Statements).

As at February 29, 2024, the material covenants of the Marathon Credit Agreement, as amended, include: (i) minimum liquidity requirements to be between $15,000,000 and $20,000,000, based on the Marathon adjusted EBITDA (as defined in the Marathon Credit Agreement, the “Marathon Adjusted EBITDA”) targets over the most recently ended four fiscal quarters; and, (ii) quarterly minimum Marathon Adjusted EBITDA targets There is no assurance that the lender will agree to amend or to waive any future potential covenant breaches, if any. The Company does not meet the condition precedents to drawdown additional amounts under the Marathon Credit Agreement and does not currently have other committed sources of financing available to it.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from February 29, 2024, involves significant judgement and is dependent on the adherence to the conditions of the Marathon Credit Agreement or to obtain the support of the lender (including possible waivers and amendments, if necessary), increase its revenues and the management of its expenses (including the reorganization mainly focused on its R&D activities) in order to meet or exceed the Marathon Adjusted EBITDA target and generate sufficient positive operating cash flows. Some elements of management’s plans are outside of management’s control and the outcome cannot be predicted at this time. Should management’s plans not materialize, the Company may be in default under the Marathon Credit Agreement, be forced to reduce or delay expenditures and capital additions and seek additional alternative financing, or sell or liquidate its assets. As a result, there is material uncertainty related to events or conditions that cast substantial doubt about the Company’s ability to continue as a going concern.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

The Interim Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Interim Financial Statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for the Interim Financial Statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

Analysis of cash flows

We ended the first quarter of fiscal 2024 with $38,453,000 in cash, bonds and money market funds. Available cash is invested in highly liquid fixed income instruments including governmental and municipal bonds, and money market funds.

For the three-month period ended February 29, 2024, cash used in operating activities before changes in operating assets and liabilities improved to $3,129,000, compared to $5,700,000 in the comparable period of Fiscal 2023.

In the first quarter of fiscal 2024, changes in operating assets and liabilities had a positive impact on cash flow of $1,421,000 (2023-positive impact of $2,361,000). These changes included a positive impact from lower accounts receivable ($3,027,000), lower prepaid expenses and deposits ($567,000), and higher accounts payable ($1,422,000). These positive impacts were offset by an increase in provisions ($3,382,000).

During the first quarter of 2024, cash provided by investing activities amounted to $134,000, and financing activities used $275,000 in cash.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the Company’s last 8 fiscal quarters.

(in thousands of dollars, except per share amounts)

	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	16,247	23,452	20,855	17,549	19,908	21,421	20,811	19,268
Operating expenses
Cost of sales
Cost of goods sold	5,284	5,066	4,967	4,909	4,693	5,909	5,292	7,759
Amortization of other asset	—	—	—	—	—	—	—	1,220
R&D	3,752	5,229	5,396	10,389	9,356	9,455	8,425	11,056
Selling	5,701	6,748	6,728	6,479	6,814	7,809	8,404	15,371
General and administrative	3,756	3,739	3,710	3,716	4,452	3,956	4,209	4,823

Total operating expenses	18,493	20,857	20,801	25,493	25,315	27,129	26,330	40,229

Net finance costs	(2,125)	(5,005)	(674)	(1,943)	(4,940)	(2,078)	(1,879)	(1,644)
Income taxes	(110)	(73)	(126)	(126)	(96)	(143)	(151)	(122)

Net loss	(4,481)	(2,755)	(746)	(10,013)	(10,443)	(7,929)	(7,549)	(22,727)

Basic and diluted loss per share	(0.10)	(0.08)	(0.03)	(0.40)	(0.43)	(0.36)	(0.32)	(0.96)

Factors Affecting the Variability of Financial Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans. We have also taken steps to reduce spending in R&D, which had an impact starting in the third quarter of 2023 and should continue in 2024 as we reduce spending related to our oncology program in the latter part of the year.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Recent Changes in Accounting Standards

Standards issued but not yet effective

Refer to Note 2 of the Interim Financial Statements for changes in accounting policies, new standards adopted and standards issued but not yet effective.

Outstanding Securities Data

As at April 8, 2024, the number of common shares issued and outstanding was 45,980,019. We also had 5,000,000 Marathon Warrants issued and outstanding, exercisable into 1,250,000 common shares, 2,051,970 options granted under our stock option plan and 3,381,816 Exchangeable Subscription Receipts.

Contractual Obligations

There was no material change in contractual obligations during the three-month period ended February 29, 2024

Internal Control

There was no change in the Company’s internal control over financial reporting, or (“ICFR”), that occurred during the period beginning on December 1, 2023, and ending on February 29, 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Subsequent Event

On March 22, 2024, the Company announced that it will phase down its preclinical oncology research activities. The Company will continue to prioritize its ongoing Phase 1 clinical trial of sudocetaxel zendusortide (TH1902), a novel peptide-drug conjugate (PDC), in patients with advanced ovarian cancer. The phasing down of research activities is aligned with the Company’s focus on its commercial business and will further optimize its organizational cost structure. These changes are expected to result in a restructuring charge of approximately $600,000 related to severance and other expenses and approximately $800,000 in accelerated depreciation on equipment. The Company anticipates all charges to be fully taken during 2024.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Reconciliation of Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended February		Years ended November 30
	29, 2024	28, 2023	2023	2022
Net loss	(4,481)	(10,443)	(23,957)	(47,237)
Add :
Depreciation and amortization[1]	517	939	3,315	12,471
Net Finance costs[2]	2,125	4,940	12,909	6,886
Income taxes	110	96	421	443
Restructuring costs	18	—	2,215	3,872
Inventory provision	837	—	220	1,477
Share-based compensation	627	576	1,963	—

Adjusted EBITDA	(247)	(3,892)	(2,914)	(22,088)

[1]	Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.
[2]

Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8